02035073

P.E 5-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

CRG

Cancellation of Granted Stock Option

On May 4, 2002, the board of directors of Kookmin Bank has approved and ratified to cancel stock options, granted on March 22, 2002 as described below.

1. Grantees and the number of shares to be cancelled

- Soonchul Lee: 30,000 shares
- Woonyoul Choi: 30,000 shares

2. Terms of stock option

2.1 Exercise price

Exercise price = 57,100 Won x (1 + the increase rate of KOSPI banking industry Index x 0.4)

The increase rate of KOSPI banking industry Index = (KOSPI banking industry Index as of the starting date of exercise period[1)] – KOSPI banking industry Index as of the grant date) / KOSPI banking industry Index as of the grant date.

If the increase rate of KOSPI banking industry index is less than zero, it shall be regarded as zero for the calculation.

2.2 Exercise period: March 23, 2005 to March 22, 2010.

3. Reasons for the cancellation

3.1 Soonchul Lee

Mr. Soonchul Lee, who had been nominated and appointed as Auditor & Executive Director in the shareholders' meeting on March 22, 2002, has refused to accept the position.

3.2 Woonyoul Choi

Mr. Woonyoul Choi, a Non-Executive Director of Kookmin Bank, who had been appointed in the shareholders' meeting on March 22, 2002, has resigned voluntarily due to a personal reason.

---

1) When the grantee retires prior to the three years as of grant date, KOSPI banking industry index shall be calculated as of the date of the retirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)



Date: May 6, 2002

By: ______________________
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer